Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

We are authorized to issue 70,000,000 shares of our common stock, $0.001 par value per share, and 1,000,000 shares of preferred stock, $0.001 par value per share.  The following description of our common stock is a summary and does not purport to be complete. The description is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended through April 25, 2024 (our “Certificate of Incorporation”), our Third Amended and Restated By-Laws (our “By-Laws”) and applicable Delaware law.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Approval of a matter submitted to the stockholders generally requires the affirmative vote of a majority of the shares being voted on that matter. The General Corporation Law of the State of Delaware imposes a greater approval requirement on certain matters that may be submitted to stockholders, such as business combinations or the sale of all or substantially all of our assets. Amendments to our Certificate of Incorporation relating to the personal liability of our directors and officers or relating to the requirements applicable to amending our Certificate of Incorporation require the approval of the holders of at least 66 2/3% of the then outstanding voting stock. Our By-Laws may be amended only with the approval of a majority of our board of directors or the holders of at least 66 2/3% of the then outstanding voting stock.

Subject to preferences that may be applicable to any outstanding shares of preferred stock that may be issued, the holders of our common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. The holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock in the event of our liquidation, dissolution or winding up. Holders of our common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Our common stock is quoted on the Nasdaq Global Select Market under the symbol “AEIS.” The transfer agent and registrar for our common stock is Equiniti Trust Company LLC.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock, in one or more series, and to fix the rights, privileges and preferences of such shares of preferred stock. The rights, privileges and preferences of any series of preferred stock likely will be greater than the rights, privileges and preferences of the common stock. The issuance of preferred stock could adversely affect the voting power of the common stock and reduce the likelihood that the common stockholders will receive dividends or payments upon liquidation of our company. An issuance of preferred stock also may have the effect of delaying, deterring or preventing a change in control of the company.

Anti-takeover Effects of Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, subject to specified exceptions.

Section 203 defines an “interested stockholder” as a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation’s voting stock. Section 203 does not prohibit a business combination with an interested stockholder, if:

·	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
·	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
·	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a “business combination” to include the following:

·	any merger or consolidation involving the corporation and the interested stockholder;
·	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
·	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
·	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
·	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.